UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2008
Commission File Number: 000-30698

SINA Corporation
(Registrant’s Name)

Room 1802, United Plaza
1468 Nan Jing Road West
Shanghai 200040, China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

Signatures
Press Release regarding Results of Operations and Financial Condition for the Fourth Quarter and Fiscal Year Ended December 31, 2007, issued by SINA Corporation on February 20, 2008

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINA CORPORATION (Registrant)
Date: February 25, 2008	By:	/s/ Herman Yu
Herman Yu
Chief Financial Officer

SINA Reports Fourth Quarter and Fiscal Year 2007 Financial Results
Shanghai, China—February 20, 2008—SINA Corporation (Nasdaq: SINA), a leading online media company and mobile value-added service (MVAS) provider for China and for the global Chinese communities, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2007.
Fourth Quarter 2007 Highlights
•	Net revenues increased 25% year-over-year and 10% quarter-over-quarter to $70.7 million, exceeding the Company’s previous guidance between $68.0 million and $70.0 million.

•	Advertising revenues grew 40% year-over-year and 9% quarter-over-quarter to $50.1 million, exceeding the Company’s previous guidance between $49.0 million and $50.0 million.

•	Non-advertising revenues decreased 1% year-over-year and increased 11% quarter-over-quarter to $20.6 million, exceeding the Company’s previous guidance between $19.0 million and $20.0 million.

•	GAAP net income increased 49% year-over-year to $17.5 million. Diluted net income per share was $0.29, compared to $0.20 for the same period last year.

•	Non-GAAP* net income increased 35% year-over-year to $20.5 million. Non-GAAP diluted net income per share was $0.34, compared to $0.26 for the same period last year.
Fiscal 2007 Highlights
•	Net revenues increased 16% year-over-year to $246.1 million.

•	Advertising revenues grew 41% year-over-year to $168.9 million.

•	Non-advertising revenues decreased 17% year-over-year to $77.2 million.

•	GAAP net income increased 45% year-over year to $57.7 million. Diluted net income per share was $0.97, compared to $0.69 for fiscal 2006.

•	Non-GAAP net income increased 30% year-over-year to $67.1 million. Non-GAAP diluted net income per share was $1.12, compared to $0.88 for fiscal 2006.
* Non-GAAP measures are disclosed below and reconciled to the corresponding GAAP measures in the section below titled “Reconciliation of Non-GAAP to GAAP Results.”
“We are pleased to report another quarter of solid results with record revenues and earnings. Our advertising business continues to be strong and for the first time in the last two years we saw a quarter-over-quarter increase in our mobile value-added service business,” said Charles Chao, CEO of SINA. “Our relentless pursuit for content and product excellence has paid off as we saw another year of strong advertising growth. With our mobile business showing signs of stabilization and our advertising business continuing to experience strong momentum, I believe SINA is well positioned to take advantage of the robust Chinese Internet market.”
Financial Results
For the fourth quarter of 2007, SINA reported net revenues of $70.7 million, compared to $56.4 million in the same period in fiscal 2006 and $64.3 million for the third quarter of 2007. Advertising revenues for the fourth quarter of 2007 totaled $50.1 million, representing a 40% increase from the same period last year and a 9% increase from last quarter. The growth in advertising came mainly from China, which recorded advertising revenues of $49.1 million for the fourth quarter of 2007, representing an increase of 41% from the same period last year and 10% sequentially. Advertising revenues in the fourth quarter of 2007 represented 71% of total revenues, up from 63% in the same period last year.
Non-advertising revenues for the fourth quarter of 2007 totaled $20.6 million, a 1% decrease from the same period in 2006 and an 11% increase over the previous quarter. MVAS revenues amounted to $18.6 million for the fourth quarter of 2007, representing a 3% decline from the same period in 2006 and a 12% increase quarter over quarter.
For fiscal 2007, SINA reported net revenues of $246.1 million, compared to $212.9 million in 2006. Advertising revenues for fiscal 2007 totaled $168.9 million, an increase of 41% from 2006. The growth in advertising came mostly from China, which generated $165.2 million in advertising revenues for fiscal 2007, representing a year-over-year growth of 41%. Non-advertising revenues for fiscal 2007 amounted to $77.2 million, a decrease of 17% from 2006. The decline in non-advertising revenues came mostly from MVAS, which generated $70.5 million in revenues for fiscal 2007, representing an 18% year-over-year decline.
Gross margin for the fourth quarter of 2007 was 62%, flat over the same period last year and last quarter. Advertising gross margin for the fourth quarter of 2007 was 64%, compared to 65% in the same period last year and flat over the previous quarter. Non-GAAP advertising gross margin for the fourth quarter of 2007 was 65%, compared to 66% in the same period last year and flat over last quarter.
MVAS gross margin for the fourth quarter of 2007 was 56%, compared to 61% for the same period in 2006 and flat over last quarter. The year over year decline in MVAS gross margin was primarily due to lower MVAS revenues and increased content and channel costs.
Gross margin for fiscal 2007 was 62%, down from 63% for fiscal 2006. Advertising gross margin for fiscal 2007 was 62%, compared to 65% for fiscal 2006. Non-GAAP advertising gross margin was 63% for fiscal 2007, compared to 66% in fiscal 2006. The year-over-year decline in advertising gross margin can be mostly attributed to increased costs associated with bandwidth and content. MVAS gross margin for fiscal 2007 was 58%, compared to 60% in the prior year. The decrease in MVAS gross margin was primarily related to lower MVAS revenues without a proportionate decrease in related content and channel costs.
Operating expenses for the fourth quarter of 2007 totaled $28.3 million, an increase of 15% from the same period last year and 14% from last quarter. Non-GAAP operating expenses were $25.8 million for the fourth quarter of 2007, an increase of 15% from the fourth quarter of 2006 and 12% from last quarter. The increase was mainly due to increased marketing expenses related to corporate branding and MVAS business.
Operating expenses for fiscal 2007 were $100.4 million, a 2% increase from fiscal 2006. Non-GAAP operating expenses were $92.3 million for 2007, an increase of 4% from fiscal 2006.

Net income for the fourth quarter of 2007 was $17.5 million, an increase of 49% from the same period last year and 2% from last quarter. Diluted net income per share for the fourth quarter of 2007 was $0.29, compared to $0.20 in the same period last year and $0.28 last quarter. Non-GAAP net income was $20.5 million for the fourth quarter of 2007, an increase of 35% from the same period last year and 7% from the previous quarter. Non-GAAP diluted net income per share for the fourth quarter of 2007 was $0.34, compared to $0.26 in the same period last year and $0.32 last quarter.
Net income for fiscal 2007 totaled $57.7 million or $0.97 diluted net income per share, compared to $39.9 million or $0.69 diluted net income per share for fiscal 2006. Non-GAAP net income was $67.1 million for fiscal 2007 or $1.12 non-GAAP diluted net income per share, compared to $51.6 million or $0.88 for fiscal 2006.
As of December 31, 2007, SINA’s cash, cash equivalents and short term investments totaled $478.0 million, compared to $362.8 million and $439.4 million as of December 31, 2006 and September 30, 2007, respectively. Cash flow from operating activities for the fourth quarter of 2007 was $31.9 million, compared to $14.9 million for the same period last year and $19.6 for last quarter. For fiscal 2007, cash flow from operating activities was $89.1 million, compared to $63.1 million for fiscal 2006.
Management Promotion
The Company announced today that Hong Du, Senior Vice President, Sales & Marketing, has been promoted to Chief Operating Officer. Ms. Du has been with the Company since 1999 and has held other positions within the Company, including Vice President, Sales and Vice President, Sales & Marketing.
Business Outlook
The Company estimates that its total revenues for the first quarter of 2008 will be between $66 million and $68 million, with advertising revenues to be between $45 million and $46 million and non-advertising revenues to be between $21 million and $22 million.
Excluding any new shares that may be granted, the Company estimates its stock-based compensation for the first quarter of 2008 to be between $3.5 million to $4.0 million.
Based on the Company’s current understanding of the new Chinese Enterprise Income Tax Regulation (EIT), which became effective starting January 1, 2008, the Company estimates its effective tax rate for 2008 at this time to be between 14% and 25%. There are currently divergent views on how the new EIT will be implemented. The Company’s ultimate applicable effective tax rate will depend on many factors, including whether certain of its legal entities will receive a renewal of their high tech status under the new EIT and how dividend taxation rules will be applied.
Non-GAAP Measures
This release contains non-GAAP financial measures. These non-GAAP financial measures, which are used as measures of the Company’s performance, should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”). The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.
Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Reconciliation of Non-GAAP to GAAP Results.” These non-GAAP measures include non-GAAP gross profit, non-GAAP operating expenses, non-GAAP income from operations, non-GAAP net income, non-GAAP diluted net income per share and non-GAAP advertising gross margin.
The Company’s management uses non-GAAP financial measures to gain an understanding of the Company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The Company’s non-GAAP financial measures exclude certain special items, including stock-based compensation charge, amortization of intangible assets, amortization of convertible debt issuance costs, gain and loss on the sale of business and investment, gain and loss on investment, and write-off of prepaid license fee from its internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the Company’s management in their financial and operating decision-making, because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: 1) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose, and 2) in comparing in a consistent manner the Company’s current financial results with the Company’s past financial results. The Company’s management further believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains and losses (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of its core operating results and business outlook.
The Company’s management believes excluding stock-based compensation from its non-GAAP financial measures is useful for itself and investors as such expense will not result in future cash payment and is otherwise unrelated to the Company’s core operating results.
The Company’s management believes excluding the non-cash amortization expense of intangible assets resulting from business acquisitions from its non-GAAP financial measures of operating expenses, income from operations and net income and excluding the non-cash amortization expense of intangible assets resulting from equity-method investments from its non-GAAP financial measure of net income are useful for itself and investors because they enable a more meaningful comparison of the Company’s cash performance between reporting periods. In addition, such charges will not result in cash settlement in the future.
The Company’s management believes excluding non-cash amortization expense of issuance cost relating to convertible bonds from its non-GAAP financial measure of net income is useful for itself and investors as such expense does not have any impact on cash earnings.
The Company’s management believes excluding gain and loss on the sale of business and investment and gain and loss on investment from its non-GAAP financial measure of net income is useful for itself and investors because such gain and loss are not indicative of the Company’s core operating results.
The Company’s management believes excluding the non-cash write off of prepaid license fees from its non-GAAP financial measures is useful for itself and investors as such expense does not impact cash earnings and is not indicative of the Company’s core operating results and business outlook.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect the Company’s operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to the Company. Management compensates for these limitations by also considering the Company’s financial results as determined in accordance with GAAP.
Conference Call
SINA will host a conference call at 8:00 p.m. Eastern Time on February 20, 2008 to present an overview of the Company’s financial performance and business operations. A live Webcast of the call will be available from 8:00 p.m. — 9:00 p.m. ET on Wednesday, February 20, 2008 (9: 00 a.m. — 10: 00 a.m. Beijing Time on February 21, 2008). The call can be accessed through the Company’s corporate web site at http://corp.sina.com. A dial-in to the conference is also available. The number is +1-617-801-9702 and the pass code is 25546372. A replay of the conference call will be available through February 27, 2008 at midnight eastern time. The dial-in number is +1-617-801-6888. The pass code for the replay is 32717837.
About SINA
SINA Corporation (Nasdaq GS: SINA) is a leading online media company and mobile value-added service provider for China and for global Chinese communities. With a branded network of localized web sites targeting Greater China and overseas Chinese, the Company provides services through five major business lines including SINA.com (online news and content), SINA Mobile (mobile value-added services or “MVAS”), SINA Community (Web 2.0-based services and games), SINA.net (search and enterprise services) and SINA E-Commerce (online shopping). Together these business lines provide an array of services including region-focused online portals, MVAS, search and directory, interest-based and community-building channels, free and premium email, blog services, audio and video streaming, online games, classified listings, fee-based services, e-commerce and enterprise e-solutions.
Safe Harbor Statement
This announcement contains forward-looking statements that relate to, among other things, SINA’s expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and SINA’s strategic and operational plans. SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in its proxy statements, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. SINA assumes no obligation to update the forward-looking statements in this release and elsewhere. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SINA’s limited operating history, the uncertain regulatory landscape in the People’s Republic of China, including how the new EIT will be implemented, the changes by mobile operators in China to their policies for MVAS, the Company’s ability to develop and market other MVAS products, fluctuations in quarterly operating results, the Company’s reliance on online advertising sales and MVAS for a majority of its revenues, the Company’s reliance on mobile operators in China to provide MVAS, any failure to successfully develop and introduce new products and any failure to successfully integrate acquired businesses. Further information regarding these and other risks is included in SINA’s Annual Report on Form 10-K for the year ended December 31, 2006 and its other filings with the Securities and Exchange Commission.
Contact:
Cathy Peng
SINA Corporation
Phone: 8610-82628888 x 3112
Email: ir@staff.sina.com.cn
Tyler Wilson
The Ruth Group
Phone: 1-646-536-7018
Email:twilson@theruthgroup.com

SINA CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollar in thousands, except per share data)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
	2007	2006	2007	2007	2006
Net revenues:
Advertising	$50,130	$35,735	$45,830	$168,926	$120,067
Non-advertising	20,559	20,670	18,519	77,201	92,787

	70,689	56,405	64,349	246,127	212,854

Cost of revenues:
Advertising (a)	18,017	12,581	16,614	63,466	42,529
Non-advertising	8,735	9,076	7,851	31,236	36,881

	26,752	21,657	24,465	94,702	79,410

Gross profit	43,937	34,748	39,884	151,425	133,444

Operating expenses:
Sales and marketing (a)	15,198	12,460	12,276	50,555	49,972
Product development (a)	5,905	4,888	5,905	21,942	19,573
General and administrative (a)	6,903	6,756	6,291	26,738	27,172
Amortization of intangibles	258	415	257	1,176	1,820

	28,264	24,519	24,729	100,411	98,537

Income from operations	15,673	10,229	15,155	51,014	34,907

Non-operating income:
Interest and other income, net	3,748	2,441	3,734	12,731	8,549
Gain on sale of business and investments, net	—	373	—	830	2,033
Gain (loss) on investment in Tidetime Sun	—	123	—	—	(147)
Share of loss of equity investments	—	—	—	—	(690)
Amortization of convertible debt issuance cost	—	(171)	—	(342)	(685)

	3,748	2,766	3,734	13,219	9,060

Income before income taxes	19,421	12,995	18,889	64,233	43,967
Provision for income taxes	(1,910)	(1,273)	(1,735)	(6,504)	(4,051)

Net income	$17,511	$11,722	$17,154	$57,729	$39,916

Basic net income per share	$0.32	$0.22	$0.31	$1.05	$0.74

Diluted net income per share	$0.29	$0.20	$0.28	$0.97	$0.69

Shares used in computing basic net income per share	55,477	54,103	55,304	55,038	53,696
Shares used in computing diluted net income per share	60,545	58,780	60,210	60,020	58,549
Net income used for diluted net income per share calculation:
Net income	$17,511	$11,722	$17,154	$57,729	$39,916
Amortization of convertible debt issuance cost	—	171	—	342	685

	$17,511	$11,893	$17,154	$58,071	$40,601

(a)	Stock-based compensation included under SFAS 123R was as follows:

Cost of revenues — advertising	$543	$475	$341	$1,788	$1,743
Sales and marketing	350	366	211	1,234	1,511
Product development	352	491	356	1,593	1,808
General and administrative	1,515	897	816	4,097	4,412

SINA CORPORATION
RECONCILIATION OF NON-GAAP TO GAAP RESULTS
(U.S. Dollar in thousands, except per share data)

	Three months ended				Three months ended				Three months ended
	December 31, 2007				December 31, 2006				September 30, 2007
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results
						475	(a)
		543	(a)			1,113	(f)			341	(a)

Gross profit	$43,937	$543		$44,480	$34,748	$1,588		$36,336	$39,884	$341		$40,225

		(2,217	)(a)			(1,754)	(a)			(1,383	)(a)
		(258	)(b)			(415	)(b)			(257	)(b)

Operating expenses	$28,264	$(2,475)		$25,789	$24,519	$(2,169)		$22,350	$24,729	$(1,640)		$23,089

						2,229	(a)
		2,760	(a)			1,113	(f)			1,724	(a)
		258	(b)			415	(b)			257	(b)

Income from operations	$15,673	$3,018		$18,691	$10,229	$3,757		$13,986	$15,155	$1,981		$17,136

						2,229	(a)
						1,113	(f)
						415	(b)
						171	(c)
		2,760	(a)			(373	)(d)			1,724	(a)
		258	(b)			(123	)(e)			257	(b)

Net income	$17,511	$3,018		$20,529	$11,722	$3,432		$15,154	$17,154	$1,981		$19,135

Diluted net income per share	$0.29			$0.34	$0.20			$0.26	$0.28			$0.32

Shares used in computing diluted net income per share	60,545			60,545	58,780			58,780	60,210			60,210

Net income used in computing diluted net income per share:
Net income	$17,511			$20,529	$11,722			$15,154	$17,154			$19,135
Amortization of convertible debt issuance costs	—			—	171			—	—			—

	$17,511			$20,529	$11,893			$15,154	$17,154			$19,135

Gross margin — advertising	64%	1%		65%	65%	1%		66%	64%	1%		65%

	Twelve months ended				Twelve months ended
	December 31, 2007				December 31, 2006
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results
						1,743	(a)
		1,788	(a)			1,113	(f)

Gross profit	$151,425	$1,788		$153,213	$133,444	$2,856		$136,300

		(6,924	)(a)			(7,731	)(a)
		(1,176	)(b)			(1,820	)(b)

Operating expenses	$100,411	$(8,100)		$92,311	$98,537	$(9,551)		$88,986

						9,474	(a)
		8,712	(a)			1,113	(f)
		1,176	(b)			1,820	(b)

Income from operations	$51,014	$9,888		$60,902	$34,907	$12,407		$47,314

						9,474	(a)
						1,113	(f)
						1,820	(b)
		8,712	(a)			685	(c)
		1,176	(b)			(2,033	)(d)
		342	(c)			147	(e)
		(830	)(d)			499	(b)

Net income	$57,729	$9,400		$67,129	$39,916	$11,705		$51,621

Diluted net income per share	$0.97			$1.12	$0.69			$0.88

Shares used in computing diluted net income per share	60,020			60,020	58,549			58,549

Net income used in computing diluted net income per share:
Net income	$57,729			$67,129	$39,916			$51,621
Amortization of convertible debt issuance costs	342			—	685			—

	$58,071			$67,129	$40,601			$51,621

Gross margin — advertising	62%	1%		63%	65%	1%		66%

(a)	To adjust stock-based compensation charges

(b)	To adjust amortization of intangible assets

(c)	To adjust amortization of convertible debt issuance cost

(d)	To adjust gain on the sale of business and investments

(e)	To adjust (gain) loss on investment in Tidetime Sun

(f)	To adjust a write-off of prepaid license fee

SINA CORPORATION
UNAUDITED SEGMENT INFORMATION
(U.S. Dollar in thousands)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
	2007	2006	2007	2007	2006
Net revenues
Advertising	$50,130	$35,735	$45,830	$168,926	$120,067
Mobile related	18,635	19,304	16,601	70,489	86,257
Others	1,924	1,366	1,918	6,712	6,530

	$70,689	$56,405	$64,349	$246,127	$212,854

Cost of revenues
Advertising	$18,017	$12,581	$16,614	$63,466	$42,529
Mobile related	8,111	7,617	7,328	29,339	34,255
Others	624	1,459	523	1,897	2,626

	$26,752	$21,657	$24,465	$94,702	$79,410

SINA CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. Dollar in thousands)

	December 31,	December 31,
	2007	2006
Assets
Current assets:

Cash and cash equivalents	$271,666	$163,177
Short-term investments	206,333	199,574
Accounts receivable, net	56,719	45,031
Other current assets	8,840	10,330

Total current assets	543,558	418,112

Property and equipment, net	26,846	27,101
Goodwill and intangible assets, net	89,358	90,534
Other assets	2,501	3,062

Total assets	$662,263	$538,809

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$940	$1,614
Accrued liabilities	56,931	41,993
Income taxes payable	9,079	7,389
Convertible debt	99,000	100,000

Total current liabilities	165,950	150,996

Other long-term liabilities	1,337	—

Total liabilities	167,287	150,996

Shareholders’ equity	494,976	387,813

Total liabilities and shareholders’ equity	$662,263	$538,809